Filed by Fyffes plc

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Companies: Chiquita Brands International, Inc. (Commission File No. 001-01550); Fyffes plc

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the proposed combination of Chiquita and Fyffes or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION HAS BEEN FILED AND WILL BE FILED WITH THE SEC

ChiquitaFyffes Limited, a private limited company organized under the laws of Ireland (“ChiquitaFyffes”), has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a Proxy Statement that also constitutes a Prospectus of ChiquitaFyffes. The registration statement was declared effective by the SEC on July 25, 2014. The Form S-4 also includes the Scheme Circular and Explanatory Statement required to be sent to Fyffes shareholders for the purpose of seeking their approval of the combination. Each of Chiquita and Fyffes has completed mailing to their respective shareholders the definitive Proxy Statement/Prospectus/Scheme Circular in connection with the proposed combination of Chiquita and Fyffes and related transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS/SCHEME CIRCULAR (INCLUDING THE SCHEME EXPLANATORY STATEMENT) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CHIQUITA, FYFFES, CHIQUITAFYFFES, THE COMBINATION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the definitive Proxy Statement/Prospectus/Scheme Circular (including the Scheme) and other documents filed with the SEC by ChiquitaFyffes, Chiquita and Fyffes through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the definitive Proxy Statement/Prospectus/Scheme Circular (including the Scheme) and other documents filed by Chiquita, Fyffes and ChiquitaFyffes with the SEC by contacting Chiquita Investor Relations at: Chiquita Brands International, Inc., c/o Corporate Secretary, 550 South Caldwell Street, Charlotte, North Carolina 28202 or by calling (980) 636-5000, or by contacting Fyffes Investor Relations at c/o Seamus Keenan, Company Secretary, Fyffes, 29 North Anne Street, Dublin 7, Ireland or by calling + 353 1 887 2700.

Participants In The Solicitation

Chiquita, Fyffes, ChiquitaFyffes and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the combination. Information about the directors and executive officers of Fyffes is set forth in its Annual Report for the year ended December 31, 2013, which was published on April 11, 2014 and is available on the Fyffes website at www.fyffes.com. Information about the directors and executive officers of Chiquita is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on March 4, 2014, and its proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on April 11, 2014. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive Proxy Statement/Prospectus/Scheme Circular described above and other relevant materials to be filed with the SEC when they become available.

FORWARD-LOOKING STATEMENTS

This communication contains certain statements that are “forward-looking statements.” These statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of Chiquita and Fyffes, including: the customary risks experienced by global food companies, such as prices for commodity and other inputs, currency exchange fluctuations, industry and competitive conditions (all of which may be more unpredictable in light of continuing uncertainty in the global economic environment), government regulations, food safety issues and product recalls affecting Chiquita and/or Fyffes or the industry, labor relations, taxes, political instability and terrorism; unusual weather events, conditions or crop risks; continued ability of Chiquita and Fyffes to access the capital and credit markets on commercially reasonable terms and comply with the terms of their debt instruments; access to and cost of financing; and the outcome of pending litigation and governmental investigations involving Chiquita and/or Fyffes, as well as the legal fees and other costs incurred in connection with these items. Readers are cautioned that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Forward-looking statements relating to the combination involving Fyffes and Chiquita include, but are not limited to: statements about the benefits of the combination, including expected synergies and future financial and operating results; Fyffes and Chiquita’s plans, objectives, expectations and intentions; the expected timing of completion of the combination; and other statements relating to the combination that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements.

With respect to the combination, these factors include, but are not limited to: risks and uncertainties relating to the ability to obtain the requisite Fyffes and Chiquita shareholder approvals; the risk that Fyffes or Chiquita may be unable to obtain governmental and regulatory approvals required for the combination, or required governmental and regulatory approvals may delay the combination or result in the imposition of conditions that could reduce the anticipated benefits from the combination or cause the parties to abandon the combination; the risk that a condition to closing of the combination may not be satisfied; the length of time necessary to consummate the combination; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the combination may not be fully realized or may take longer to realize than expected; disruption arising as consequence of the combination making it more difficult to maintain existing relationships or establish new relationships with customers, employees or suppliers; the diversion of management time on transaction-related issues; the ability of the combined company to retain and hire key personnel; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect.

These risks, as well as other risks associated with the combination, are more fully discussed in the Proxy Statement/Prospectus/Scheme Circular that is included in the Registration Statement on Form S-4 that was filed with the SEC in connection with the combination and are contained in the definitive Proxy Statement/Prospectus/Scheme Circular mailed to shareholders. Additional risks and uncertainties are identified and discussed in Chiquita’s reports filed with the SEC and available at the SEC’s website at www.sec.gov and in Fyffes reports filed with the Registrar of companies available at Fyffes website at www.fyffes.com. Forward-looking statements included in this document speak only as of the date of this document. Neither Chiquita, nor Fyffes, undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this communication.

No statement in this communication is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Chiquita, or Fyffes or ChiquitaFyffes, as appropriate. No statement in this communication constitutes an asset valuation.

Statement Required by the Takeover Rules

The directors of Fyffes accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Fyffes (who have taken all reasonable care to ensure such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

***

The following announcement was issued by Fyffes plc on August 27, 2014.

Fyffes plc reports strong first half result and increases earnings target for year

Adjusted 2014 H1 EBITA 36.5% higher

Increased EBITA target range for 2014 of €38m-€42m

Combination with Chiquita – now targeting US$60m of annualised pre-tax cost savings

	6 months to 30 June 2014 €	6 months to 30 June 2013 €

Total revenue (incl share of joint ventures)	592.8m	585.4m	+1.3%
Group revenue (excl share of joint ventures)	490.2m	476.0m	+3.0%
Adjusted EBITDA*	35.2m	27.0m	+30.3%
Adjusted EBITA*	31.5m	23.1m	+36.5%
Adjusted EBIT*	31.5m	22.1m	+42.2%
Adjusted profit before tax *	31.0m	22.2m	+40.0%
Adjusted diluted earnings per share *	8.85 cent	6.36 cent	+39.2%
Interim dividend per share	0.714 cent	0.68 cent	+5.0%

Commenting on the results, David McCann, Chairman, said:

“Fyffes has delivered a strong result in the first half of 2014 with adjusted EBITA 36.5% higher. Based on this result, and continued positive trading conditions early in the second half, Fyffes is increasing its target Adjusted EBITA for the full year 2014 to the range €38m-€42m, compared to €32.7m in 2013.

Fyffes is pleased Chiquita recently rejected the unsolicited offer from the Cutrale Group and the Safra Group and reaffirmed its recommendation to its shareholders to vote to approve the definitive merger agreement between Fyffes and Chiquita. Both companies have sent out documents to shareholders ahead of shareholder meetings scheduled for 17 September 2014. The EU Commission’s Phase I merger clearance review is provisionally expected to end on 19 September 2014. In addition, Fyffes and Chiquita are announcing today that they have identified an additional US$20m of synergies relating to the proposed combination, which now reflects an expected total of US$60m in annualised pre—tax cost synergies by the end of 2016.

Fyffes and Chiquita remain committed to the transaction and are continuing to work together to complete the combination as expeditiously as possible.”

*	These financial terms are defined below and exclude a €8.3m exceptional charge in connection with the proposed merger with Chiquita (see note 3 below).

27 August 2014

Forward looking statement

Any forward looking statements made in this press release have been made in good faith based on the information available as of the date of this press release and are not guarantees of future performance. Actual results or developments may differ materially from the expectations expressed or implied in these statements, and the company undertakes no obligation to update any such statements whether as a result of new information, future events, or otherwise. Fyffes Annual Report contains and identifies important factors that could cause these developments or the company’s actual results to differ materially from those expressed or implied in these forward-looking statements.

For further information, please contact Brian Bell at Wilson Hartnell PR, Tel: +353-1-6690030.

Financial results and operating review

Revenue

Total revenue, including the Group’s share of its joint ventures, was 1.3% higher year on year in the first half, amounting to €592.8m. Group revenue, excluding joint ventures, was up 3.0% at €490.2m. The increase in revenue reflects a combination of further organic growth in all product categories, particularly in pineapples and melons, largely offset by lower average prices.

Operating profit

Fyffes has delivered a strong result in the first six months of 2014, with Adjusted EBITA* up 36.5% from €23.1m in the same period last year to €31.5m, driven mainly by positive exchange rates and a very good performance in the melon category. The key drivers of the Group’s short term performance in its tropical produce operations, and its banana category in particular, are average selling prices, exchange rates and the costs of fruit, shipping and fuel, all of which can result in volatility in year on year profitability.

The Group achieved a satisfactory result in the banana category in the first half, with profits ahead of the same period in 2013 despite a slow start. Fyffes grew its banana volumes modestly in the first half. Exchange rates were positive during the period due to the weakness of the US Dollar. Much of this benefit was absorbed in lower average selling prices, particularly in the weekly spot market in Continental Europe. Costs were marginally lower during the period, with higher fruit prices offset by lower logistics and other import charges.

Fyffes delivered a good result in the pineapple category in the first six months of the year, mainly due to a strong performance in its farming operations, with higher yields and lower costs. This was partly due to an acceleration in crop growth caused by cold weather early in the year and will result in lower volumes in the second half. Selling prices were lower year on year due to excess market volumes, although this was largely offset by positive exchange rates, as in the banana category.

Fyffes US melon business performed strongly during the first half, driven mainly by further successful organic volume growth. Average selling prices were slightly down on last year. Costs continued to be well managed with lower farming and logistics charges and a reduction in the provision for certain non-trading items.

Balmoral International Land Holdings plc (“Balmoral”), in which the Group has a 40% equity investment, recently reported its 2013 full year results. These showed a small profit for the first time since 2007 and Fyffes share of its net assets increased to €0.6m from €0.4m at the end of last year. Fyffes has elected to leave the carrying value of its investment in Balmoral unchanged at €50,000 until there is further certainty regarding the longer term outlook in the international property sector.

Total operating profit for the six months ended 30 June 2014, after exceptional items, amortisation charges in the prior year and joint ventures tax charges amounted to €22.5m, compared to €21.5m in the same period last year.

*	Adjusted EBITDA is earnings before interest, tax, depreciation, amortisation and exceptional items, including the Group’s share of the pre-tax earnings of its joint ventures. Adjusted EBITA is Adjusted EBITDA less depreciation charges. Adjusted EBIT is Adjusted EBITA less amortisation charges. Adjusted profit before tax is Adjusted EBITA less financing charges. Adjusted diluted earnings per share excludes amortisation charges and exceptional items. The reconciliation of these performance measures to statutory profits is set out in note 3 of the accompanying financial information.

Exceptional items

The €8.3m exceptional charge in the income statement for the first half of 2014 represents the estimate of professional fees and related costs incurred to date in connection with the proposed merger of Fyffes and Chiquita Brands International, Inc.

Financial expense

Net interest expense in the Group’s subsidiary companies in the first half amounted to €0.3m, €0.5m lower than in the same period last year. This reduction mainly reflects lower non-cash discounting charges on the Group’s deferred consideration liabilities and other provisions following the significant pay down in these liabilities in 2013. The Group’s share of the interest expense in its joint ventures was unchanged at €0.1m in the period.

Profit before tax

Adjusted profit before tax amounted to €31.0m in the first half, 40.0% up on the same period last year as a result of the higher adjusted EBITA and lower interest charges. As explained above and set out in detail in note 3 of the attached interim financial information, adjusted profit before tax excludes amortisation of intangible assets in prior years and the Group’s share of the tax charge of its joint ventures, which is reflected in profit before tax under IFRS rules and, where applicable, the Group’s share of Balmoral’s result and exceptional items. Profit before tax, before these adjustments, including the exceptional charge of €8.3m, amounted to €22.2m, compared to €20.7m in the same period last year.

Taxation

The underlying tax charge for the period has been calculated based on the tax rate that is expected to apply for the full year 2014. The tax charge is analysed in note 4 of the accompanying financial information. Excluding the impact of deferred tax credits related to the amortisation of intangible assets in the prior year and including the Group’s share of tax of its joint ventures, the underlying tax charge for the first half was €4.0m (2013 first half: €2.8m), equivalent to a rate of 13% (2013 first half: 12.6%). This underlying tax rate is used for the purposes of calculating adjusted earnings per share. The equivalent underlying tax rate for the full year in 2013 was 12.9%.

Earnings per share

Adjusted diluted earnings per share amounted to €8.85 cent in the first half, up 39.2% on the same period last year. This reflects the 36.5% increase in Adjusted EBITA and the lower interest charge in the period. As set out in note 5 of the accompanying financial information, adjusted earnings per share excludes, where applicable, the amortisation of intangible assets and related tax credits, the Group’s share of Balmoral’s result and exceptional items. Diluted earnings per share, after amortisation charges and exceptional items, amounted to €6.12 cent in the period, compared to €6.13 cent in the first half last year.

Dividend and share repurchase

The Board has declared an interim dividend for the year of €0.714 cent, an increase of 5% on the prior year. This dividend, which will be subject to Irish withholding tax rules, will be paid on 6 October 2014 to shareholders on the register on 5 September 2013. In accordance with company law and IFRS, this dividend has not been provided for in the balance sheet at 30 June 2014.

At its AGM in May 2014, shareholders renewed the Group’s authority to repurchase up to 10% of the shares in issue. Taking into account the Group’s financial position and other investment opportunities, the company may from time to time decide to repurchase further Fyffes plc shares in the market.

Balance sheet

Net funds

Net funds at 30 June 2014 amounted to €5.7m, compared to €0.4m at the beginning of this year. Cash generation was strong in the period with operating cash flows of €32.2m. In addition to dividend payments of €4.4m in the first half, significant development and investment expenditure in the period comprised capital spend of €9.2m, including construction of a new ripening and distribution centre in the UK, seasonal working capital investment of €5.4m and professional and advisory fees in connection with the planned merger with Chiquita of €4.0m. Tax, pension and deferred acquisition consideration payments totalled €3.2m.

Pension obligations

The deficit in the Group’s defined benefit pension schemes, before deferred tax, increased by €9.2m during the first half to €37.4m, mainly due to the further significant reduction in bond rates in the year to date. The movements in the Group’s pension deficit are set out in note 6 of the accompanying financial information.

Shareholders’ funds

Shareholders’ funds increased by €7.2m in the first half to €154.8m at 30 June 2014. This reflected retained profits in the period of €18.6m after exceptional charges, less the €7.8m actuarial loss in the Group’s pension schemes, net of deferred tax, and the €4.4m final dividend paid in the period.

Current trading

Based on its strong first half performance and continued positive trading conditions early in the second half, Fyffes is increasing its target Adjusted EBITA for the full year 2014 to the range €38m-€42m, from €30m-€35m previously, and compared to €32.7m in 2013.

David McCann, Chairman

on behalf of the Board

27 August 2014

Copies of this announcement are available from the Company’s registered office, 29 North Anne Street, Dublin 7 and on our website at www.fyffes.com.

Fyffes plc

Condensed Group Income Statement

	(Unaudited) 6 months to 30 June 2014 €’000	(Unaudited) 6 months to 30 June 2013 €’000	(Audited) Year ended 31 Dec 2013 €’000

Revenue including share of joint ventures	592,841	585,426	1,082,246

Group revenue	490,240	475,986	835,753
Cost of sales	(428,550)	(421,171)	(741,223)

Gross profit	61,690	54,815	94,530
Operating costs	(32,335)	(33,678)	(64,785)
Share of profit of joint ventures after tax	1,454	1,285	1,563
Intangible amortisation	-	(938)	(1,333)
Exceptional item (Note 11)	(8,264)	-	-

Operating profit	22,545	21,484	29,975
Net financial expense – Group	(314)	(786)	(1,296)

Profit before tax	22,231	20,698	28,679
Income tax expense	(3,486)	(1,984)	(2,535)

Profit for the period	18,745	18,714	26,144

Attributable as follows:
Equity shareholders	18,559	18,430	25,620
Non-controlling interests	186	284	524

	18,745	18,714	26,144

Earnings per share
Basic	6.23	6.20	8.61
Diluted	6.12	6.13	8.51
Adjusted diluted	8.85	6.36	8.82

Fyffes plc

Condensed Group Statement of Comprehensive Income

	(Unaudited) 6 months to 30 June 2014 €’000	(Unaudited) 6 months to 30 June 2013 €’000	(Audited) Year ended 31 Dec 2013 €’000

Profit for the period	18,745	18,714	26,144

Other comprehensive income

Items that may subsequently be classified to profit or loss
Translation of net equity investments	1,297	642	(5,524)
Effective portion of cashflow hedges	505	3,918	(2,047)
Deferred tax on effective portion of cashflow hedges	(63)	(496)	255

Items that will not be classified to profit or loss
Actuarial (loss)/gain recognised on defined benefit pension schemes	(9,073)	(2,067)	870
Deferred tax movements related to pension schemes	1,350	78	(996)
Share of actuarial loss on joint ventures pension schemes	(38)	(19)	(227)
Deferred tax movement related to joint ventures pension schemes	-	-	(63)

Other comprehensive income (net of tax)	(6,022)	2,056	(7,732)

Total comprehensive income	12,723	20,770	18,412

Attributable as follows:
Equity shareholders	12,537	20,486	17,888
Non-controlling interests	186	284	524

Total comprehensive income	12,723	20,770	18,412

Fyffes plc

Condensed Group Statement of Movement in Equity

Half year ended 30 June 2014	Share capital €’000	Share premium €’000	Other reserves (Note 9) €’000	Retained earnings €’000	Shareholders’ funds €’000	Non- controlling interests €’000	Total equity €’000

Balance at beginning of period	19,544	99,105	44,293	(15,375)	147,567	1,339	148,906
Total comprehensive income	-	-	1,739	10,798	12,537	186	12,723
Share options which did not vest credited to income statement	-	-	(985)	-	(985)	-	(985)
Share based payments	-	-	72	-	72	-	72
Dividends paid to equity shareholders	-	-	-	(4,441)	(4,441)	-	(4,441)

Total at end of period	19,544	99,105	45,119	(9,018)	154,750	1,525	156,275

Half year ended 30 June 2013	Share capital €’000	Share premium €’000	Other reserves (Note 9) €’000	Retained earnings €’000	Shareholders’ funds €’000	Non- controlling interests €’000	Total equity €’000

Balance at beginning of period	19,528	98,999	51,466	(34,330)	135,663	815	136,478
Total comprehensive income	-	-	4,064	16,422	20,486	284	20,770
Share options exercised	11	75	-	-	86	-	86
Share based payments	-	-	72	-	72	-	72
Dividends paid to equity shareholders	-	-	-	(4,225)	(4,225)	-	(4,225)

Total at end of period	19,539	99,074	55,602	(22,133)	152,082	1,099	153,181

Full year ended 31 December 2013	Share capital €’000	Share premium €’000	Other reserves (Note 9) €’000	Retained earnings €’000	Shareholders’ funds €’000	Non- controlling interests €’000	Total equity €’000

Balance at beginning of year	19,528	98,999	51,466	(34,330)	135,663	815	136,478
Total comprehensive (expense)/income	-	-	(7,316)	25,204	17,888	524	18,412
Share based payments	-	-	143	-	143	-	143
Share options exercised	16	106	-	-	122	-	122
Cancellation of treasury shares	-	-	-	(6,249)	(6,249)	-	(6,249)

Total at end of year	19,544	99,105	44,293	(15,375)	147,567	1,339	148,906

Fyffes plc

Condensed Group Balance Sheet

	(Unaudited) 30 June 2014 €’000	(Unaudited) 30 June 2013 €’000	(Audited) 31 Dec 2013 €’000
Non-current assets
Property, plant and equipment	85,728	79,643	78,037
Goodwill and intangible assets	22,365	22,946	20,921
Other receivables	5,778	6,668	6,073
Investment in joint ventures	40,459	38,777	38,854
Investment in associate – Balmoral	50	50	50
Equity investments	15	16	15
Deferred tax assets	10,813	10,775	9,248
Total non-current assets	165,208	158,875	153,198

Current assets
Inventories	37,045	35,167	42,648
Biological assets	1,377	1,834	16,030
Trade and other receivables	80,683	77,431	73,614
Hedging instruments	502	2,160	193
Corporation tax recoverable	73	123	486
Cash and cash equivalents	34,069	39,609	30,997
Total current assets	153,749	156,324	163,968

Total assets	318,957	315,199	317,166

Equity
Called-up share capital	19,544	19,539	19,544
Share premium	99,105	99,074	99,105
Other reserves	45,119	55,602	44,293
Retained earnings	(9,018)	(22,133)	(15,375)

Total shareholders’ equity	154,750	152,082	147,567
Non-controlling interests	1,525	1,099	1,339

Total equity and non-controlling interests	156,275	153,181	148,906

Non-current liabilities
Interest bearing loans and borrowings	2,270	15,050	2,276
Employee retirement benefits	37,387	29,882	28,150
Other payables	2,285	2,633	2,768
Provisions	2,253	3,993	2,083
Corporation tax payable	10,305	10,985	10,305
Deferred tax liabilities	3,310	3,268	3,246
Total non-current liabilities	57,810	65,811	48,828

Current liabilities
Interest bearing loans and borrowings	26,110	23,147	28,284
Trade and other payables	68,300	61,834	82,587
Provisions	3,623	7,860	3,493
Corporation tax payable	2,836	3,219	927
Hedging instruments	4,003	147	4,141
Total current liabilities	104,872	96,207	119,432

Total liabilities	162,682	162,018	168,260

Total liabilities and equity	318,957	315,199	317,166

Fyffes plc

Condensed Group Cash Flow Statement

	(Unaudited) 6 months to 30 June 2014 €’000	(Unaudited) 6 months to 30 June 2013 €’000	(Audited) Year ended 31 Dec 2013 €’000

Cash flows from operating activities (note 8.1)	20,139	19,046	27,852
Cash flows from investing activities (note 8.2)	(10,013)	(22,060)	(28,561)
Cash flows from financing activities (note 8.3)	(2,221)	8,366	(7,194)

Net movement in cash and cash equivalents	7,905	5,352	(7,903)
Cash and cash equivalents, including bank overdrafts at start of period	25,300	33,732	33,732
Effect of foreign exchange movements on cash and cash equivalents	551	210	(529)

Cash and cash equivalents, including bank overdrafts at end of period	33,756	39,294	25,300

Reconciliation of total net funds

Increase/(decrease) in cash and cash equivalents	7,905	5,352	(7,903)
Net (increase)/decrease in debt	(2,950)	(12,968)	57
Capital element of finance lease payments	730	463	1,010
New finance leases	(891)	(102)	(1,241)
Foreign exchange movement	458	40	(113)

Movement in net funds	5,252	(7,215)	(8,190)
Net funds at start of period	437	8,627	8,627

Net funds at the end of period	5,689	1,412	437

Fyffes plc

Notes supporting 2014 Interim condensed consolidated financial statements

1.	Basis of preparation

The condensed consolidated interim financial statements of Fyffes plc, its subsidiaries and joint ventures (“the Group”) for the half year ended 30 June 2014 are unaudited. These financial statements do not constitute the statutory financial statements that are required by Section 7 of the Companies (Amendment) Act, 1986 to be annexed to the annual return of the company. The statutory consolidated financial statements for the year ended 31 December 2013 have been annexed to the 2014 annual return and filed with the Registrar of Companies. The audit report on those statutory financial statements was unqualified.

The financial information contained in these interim financial statements has been prepared in accordance with the accounting policies set out in the last annual report for the year ended 31 December 2013, prepared in accordance with the recognition and measurement principles of International Financial Reporting Standards (IFRS) as adopted by the EU Commission. Fyffes is not required to apply IAS 34 Interim Financial Reporting, as it is listed on the secondary AIM and ESM markets in London and Dublin, and has not applied the presentation and disclosure requirements of that standard.

During the period, a number of amendments to existing accounting standards became effective. These have been considered by the directors and have not had a significant impact on the Group’s condensed consolidated interim financial statements.

The financial information is presented in euro, rounded to the nearest thousand. Given the seasonality of the tropical produce sector, the Group’s profits are typically significantly weighted towards the first half of the year. In addition, the Group’s biological asset valuation peaks at its year end date due to the seasonality in the melon category in particular.

	30 June 2014	30 June 2013	31 Dec 2013
Average (euro 1 =)
US Dollar	1.3713	1.3139	1.3069
Pound Sterling	0.8222	0.8495	0.8395

Closing (euro 1 =)
US Dollar	1.3640	1.2999	1.3777
Pound Sterling	0.8016	0.8570	0.8353

The condensed consolidated interim financial statements were authorised by the Board on 26 August 2014.

2.	Segmental analysis

Segment information below is presented in accordance with IFRS 8 Operating Segments. IFRS 8 requires segment information to be presented in the format reviewed by the Chief Operating Decision Maker (“CODM”) of the Group. In Fyffes, this function is carried out by the executive director team comprising the Executive Chairman, the Chief Operating Officer and the Finance Director.

Fyffes is currently organised into two separate operating divisions – its Tropical Produce activities and its Property activities, which comprises its 40% investment in Balmoral International Land Holdings plc (“Balmoral”).

Fyffes Tropical Produce division is a fully integrated distributor of tropical fresh produce, comprising three product categories – bananas, pineapples and melons, with bananas being the largest category both in terms of revenues and profits. The primary activities of this division include the production, procurement, shipping, ripening, distribution and marketing of these products. They are produced in broadly the same geographic areas in Central and South America and distributed to the Group’s customers in Europe and the US. Fyffes directly farms some of the produce it distributes, particularly in the pineapple and melon categories. The procurement, shipping, distribution and marketing activities for the banana and pineapple categories are managed centrally on a combined basis. As a result, the Group’s Tropical Produce activities are regarded as a single reporting segment for the purposes of IFRS 8.

The CODM reviews the performance of the Tropical Produce division based on Adjusted EBITA, which is believed to be the most appropriate measure of underlying performance.

Following a number of years of significant losses due to the difficulties in the international property sector, Fyffes wrote down its investment in Balmoral to a nominal value of €50,000 in 2011. Balmoral recently reported its 2013 results and the Group’s share of its net equity value of €595,000 remained in excess of Fyffes €50,000 carrying value. Fyffes has recognised no share of profit or loss in relation to its investment in Balmoral in respect of 2013.

The only inter-segment transactions between the Group’s Tropical Produce division and Balmoral arise because Fyffes rents a number of its distribution centres in the UK and Ireland from Balmoral. Fyffes in turn sublets space in its corporate head office to Balmoral.

In the analysis below, reconciling items included in Adjusted EBITA represent central costs not allocated to the operating divisions, including the cost of the Board of directors, together with legal and other costs connected with the corporate head office of the Group.

	(Unaudited) 6 months to 30 June 2014 €’000	(Unaudited) 6 months to 30 June 2013 €’000	(Audited) Year ended 31 Dec 2013 €’000
Total revenue
Tropical Produce	592,841	585,426	1,082,246
Balmoral	-	-	-
Total	592,841	585,426	1,082,246

Adjusted EBITA
Tropical Produce	33,114	25,217	37,098
Balmoral	-	-	-
Reconciling items	(1,644)	(2,155)	(4,444)
Total Adjusted EBITA	31,470	23,062	32,654
Share of joint ventures’ net interest charge	(111)	(95)	(255)
Intangible amortisation	-	(938)	(1,333)
Share of joint ventures’ tax charge	(550)	(545)	(1,091)
Exceptional items	(8,264)	-	-
Operating profit	22,545	21,484	29,975
Net interest charge	(314)	(786)	(1,296)
Profit before tax	22,231	20,698	28,679
Income tax expense	(3,486)	(1,984)	(2,535)

Profit for the financial period	18,745	18,714	26,144

Geographical analysis

Total revenue
Ireland	92,207	90,368	48,171
UK	192,117	179,844	355,731
Eurozone	154,529	159,154	471,922
Other	153,988	156,060	206,422

	592,841	585,426	1,082,246

3.	Adjusted profit before tax, EBITA and EBITDA

	(Unaudited) 6 months to 30 June 2014 €’000	(Unaudited) 6 months to 30 June 2013 €’000	(Audited) Year ended 31 Dec 2013 €’000

Profit before tax per Income Statement	22,231	20,698	28,679
Adjustments
Group share of tax charge of joint ventures	550	545	1,091
Amortisation of intangible assets	-	938	1,333
Exceptional items	8,264	-	-

Adjusted profit before tax	31,045	22,181	31,103

Exclude
Net financial expense – Group	314	786	1,296
Net financial expense – share of joint ventures	111	95	255

Adjusted EBITA	31,470	23,062	32,654

Depreciation	3,718	3,950	7,362

Adjusted EBITDA	35,188	27,012	40,016

Fyffes believes that Adjusted profit before tax, Adjusted EBITDA, Adjusted EBITA and Adjusted earnings per share (note 5 below) are the appropriate measures of the underlying performance of the Group, excluding exceptional items and amortisation charges, if any.

Adjusted EBITA is earnings before interest, tax and amortisation charges, excluding exceptional items, if any, and the Group’s share of Balmoral’s result and including the Group’s share of its joint ventures on a consistent basis. Adjusted earnings per share are presented on a similar basis in note 5 below. Exceptional charges of €8.3m in the first half of 2014 represents the estimated costs incurred to date on professional and advisors’ fees in connection with the proposed merger of Fyffes and Chiquita Brands International, Inc., announced on 10 March 2014 (see further details in Note 11). These exceptional charges had no tax impact in the period.

4.	Taxation

	(Unaudited) 6 months to 30 June 2014 €’000	(Unaudited) 6 months to 30 June 2013 €’000	(Audited) Year ended 31 Dec 2013 €’000

Tax charge per Income Statement	3,486	1,984	2,535
Group share of tax charge of its joint ventures netted in profit before tax	550	545	1,091

Total tax charge	4,036	2,529	3,626
Adjustments
Deferred tax credit relating to amortisation of intangibles	-	264	398

Tax charge on underlying activities	4,036	2,793	4,024

Including the Group’s share of the tax charge of its joint ventures of €0.6m (2013 first half: €0.5m), which is netted in operating profit in accordance with IFRS, the total tax charge for the period amounted to €4.0m (2013 first half: €2.5m).

Adjusting for deferred tax credits related to the amortisation of intangible assets, the underlying tax charge for the period was €4.0m (2013 first half: €2.8m), equivalent to a rate of 13% (2013 first half: 12.6%) when applied to the Group’s Adjusted Profit before Tax.

The Group’s underlying tax rate for the first half of the year is based on the estimated tax rate that is expected to apply for the full year. The equivalent underlying charge for the full year in 2013 was a charge of €4.0m, equal to a rate of 12.9%.

5.	Earnings per share

	(Unaudited) 6 months to 30 June 2014 €’000	(Unaudited) 6 months to 30 June 2013 €’000	(Audited) Year ended 31 Dec 2013 €’000

Profit attributable to equity shareholders	18,559	18,430	25,620

	No. of shares ‘000	No. of shares ‘000	No. of shares ‘000

Weighted average number of ordinary shares outstanding	325,735	325,553	325,629
Deduct: weighted average own shares held	(28,075)	(28,075)	(28,075)

Weighted average number of shares for calculation of basic earnings per share	297,660	297,478	297,554
Weighted average number of options with dilutive effect	5,551	2,938	3,524

Weighted average number of shares for calculation of diluted earnings per share	303,211	300,416	301,078

	€ Cent	€ Cent	€ Cent

Basic earnings per share	6.23	6.20	8.61
Diluted earnings per share	6.12	6.13	8.51

	€’000	€’000	€’000
Calculation of adjusted earnings per share
Profit attributable to equity shareholders	18,559	18,430	25,620
Adjustments
Amortisation of intangible assets	-	938	1,333
Deferred tax credit relating to amortisation of intangibles	-	(264)	(398)
Exceptional items	8,264	-	-

Earnings for calculation of adjusted diluted earnings per share	26,823	19,104	26,555

	€ Cent	€ Cent	€ Cent

Adjusted diluted earnings per share	8.85	6.36	8.82

Adjusted diluted earnings per share excludes, where applicable, the Group’s share of Balmoral’s result, the impact of exceptional items after tax and non-controlling interests, once-off tax credits and amortisation charges on intangible assets and related deferred tax credits.

6.	Post employment benefits

	(Unaudited) 6 months to 30 June 2014 €’000	(Unaudited) 6 months to 30 June 2013 €’000	(Audited) Year ended 31 Dec 2013 €’000

Deficit at beginning of period	(28,150)	(29,564)	(29,564)
Current service cost less finance income recognised in Income Statement	(1,678)	(1,626)	(3,207)
Actuarial (loss)/gain recognised in Statement of Comprehensive Income	(9,073)	(2,067)	870
Employer contributions to schemes	2,600	2,298	3,223
Exchange movement	(1,086)	1,077	528

Deficit at end of period	(37,387)	(29,882)	(28,150)
Related deferred tax asset	6,933	6,400	5,368

Net deficit after deferred tax	(30,454)	(23,482)	(22,782)

This table summarises the movements in the net deficit on the Group’s various defined benefit pension schemes in Ireland, the UK and Continental Europe. The current service cost is charged in the Income Statement, net of finance income on scheme assets. The actuarial gain or loss is recognised in the Statement of Comprehensive Income, in accordance with the amendment to IAS 19, Actuarial Gains and Losses, Group Plans and Disclosures. The measurement of the Group’s pension obligations is based on a number of assumptions which are determined in consultation with independent actuaries. One key assumption is the appropriate interest rate to use in discounting the estimated future cash flows of the schemes. At 30 June 2014, the Group used a rate of 3.2%
(30 June 2013: 3.8%) in respect of its euro denominated schemes and 4.2% (30 June 2013: 4.4%) in respect of its UK scheme.

7.	Dividends paid to equity shareholders

	(Unaudited) 6 months to 30 June 2014 €’000	(Unaudited) 6 months to 30 June 2013 €’000	(Audited) Year ended 31 Dec 2013 €’000
Cash dividends paid on Ordinary €6 cent shares
Final dividend for 2013 of 1.49 cent	4,441	-	-
Interim dividend for 2013 of 0.68 cent	-	-	2,024
Final dividend for 2012 of 1.42 cent	-	4,225	4,225

Total cash dividends paid in the period	4,441	4,225	6,249

The final dividend for 2013 of 1.49 cent per share, approved by the shareholders at the Annual General Meeting on 14 May 2014, gave rise to a distribution of €4.4m in the period.

The directors have proposed an interim dividend for 2014 of €0.714 cent per share (2013: €0.68 cent per share). This dividend, which will be subject to Irish withholding tax rules, will be paid on 6 October 2014 to shareholders on the register at 5 September 2014. In accordance with company law and IFRS, this dividend has not been recognised as a liability in the balance sheet at 30 June 2014.

At 30 June 2014, the company and subsidiary companies held 28,075,000 Fyffes plc ordinary shares (31 December 2013: 28,075,000). No dividends are payable on these treasury shares and they are excluded from the calculation of earnings per share.

8.	Notes supporting cash flow statement

8.1	Cash flows from operating activities

	(Unaudited) 6 months to 30 June 2014 €’000	(Unaudited) 6 months to 30 June 2013 €’000	(Audited) Year ended 31 Dec 2013 €’000

Profit for the period	18,745	18,714	26,144
Accrued costs related to proposed combination with Chiquita	4,278	-	-
Income tax expense	3,486	1,984	2,535
Tax paid	(1,157)	(2,124)	(4,753)
Depreciation of property, plant and equipment	3,718	3,950	7,362
Increase in MNOPF provision (net)	-	1,338	1,598
Payments in connection with MNOPF	(309)	(468)	(4,757)
Contributions to defined benefit pension schemes less charge in Income Statement	(922)	(672)	(16)
Net interest paid less net interest expense in Income Statement	97	365	744
Amortisation of intangible assets	-	938	1,333
Share of profits of joint ventures after tax	(1,454)	(1,285)	(1,563)
Movement in working capital incl fair value of biological assets	(5,449)	(3,674)	(985)
Equity settled compensation	(913)	72	143
Other	19	(92)	67

Cash flows from operations	20,139	19,046	27,852

8.2	Cash flows from investing activities

	€’000	€’000	€’000

Investment in joint ventures	(441)	(307)	(916)
Dividends paid by joint ventures	300	-	147
Deferred consideration payments	(806)	(7,868)	(9,587)
Acquisition of property, plant and equipment	(9,196)	(14,009)	(18,608)
Proceeds on disposal of property, plant and equipment	130	124	403

Cash flows from investing activities	(10,013)	(22,060)	(28,561)

8.3	Cash flows from financing activities

	€’000	€’000	€’000

Proceeds from issue of shares (including premium)	-	86	122
Net proceeds from borrowings	2,950	12,968	(57)
Capital element of lease payments	(730)	(463)	(1,010)
Dividends paid to equity shareholders	(4,441)	(4,225)	(6,249)

Cash flows from financing activities	(2,221)	8,366	(7,194)

8.4	Analysis of movement in net funds in the period

	Opening 1 Jan 2014 €’000	Cash flow €’000	Non-cash movement €’000	Translation €’000	Closing 30 June 2014 €’000

Bank balances	23,429	10,083	-	557	34,069
Call deposits	7,568	(7,568)	-	-	-

Cash & cash equivalents per balance sheet	30,997	2,515	-	557	34,069
Bank overdrafts	(5,697)	5,390	-	(6)	(313)

Cash & cash equivalents per cash flow statement	25,300	7,905	-	551	33,756

Bank loans – current	(21,604)	(2,975)	-	(67)	(24,646)
Bank loans – non current	(114)	25	-	-	(89)
Finance leases	(3,145)	730	(891)	(26)	(3,332)

Total net funds	437	5,685	(891)	458	5,689

9.	Reconciliation of other reserves

	Capital Reserves €’000	Share Options Reserve €’000	Currency Translation Reserve €’000	Revaluation Reserve €’000	Treasury Shares Reserve €’000	Hedging Reserve €’000	Total Other Reserves €’000

Half year ended 30 June 2014
Balance at beginning of period	74,107	2,626	(13,840)	2,275	(17,369)	(3,506)	44,293
Total comprehensive income	-	-	1,297	-	-	442	1,739
Share options which did not vest credited to Income Statement	-	(985)	-	-	-	-	(985)
Share based payments	-	72	-	-	-	-	72
Total at end of period	74,107	1,713	(12,543)	2,275	(17,369)	(3,064)	45,119

Half year ended 30 June 2013
Balance at beginning of period	74,107	2,483	(8,332)	2,291	(17,369)	(1,714)	51,466
Total comprehensive income	-	-	642	-	-	3,422	4,064
Share based payments	-	72	-	-	-	-	72
Total at end of period	74,107	2,555	(7,690)	2,291	(17,369)	1,708	55,602

Full year ended 31 December 2013
Balance at beginning of year	74,107	2,483	(8,332)	2,291	(17,369)	(1,714)	51,466
Total comprehensive income	-	-	(5,524)	-	-	(1,792)	(7,316)
Currency movements in revaluation reserves	-	-	16	(16)	-	-	-
Share based payments	-	143	-	-	-	-	143
Total at end of year	74,107	2,626	(13,840)	2,275	(17,369)	(3,506)	44,293

10.	Financial instruments

The fair values of financial assets and financial liabilities, together with the carrying amounts in the Condensed Group Balance Sheet at 30 June 2014, are as follows:

	Carrying value €’000	Fair value €’000
Assets
Equity investments	15	15
Trade and other receivables	78,203	78,203
Cash and cash equivalents	34,069	34,069
Hedging instruments	502	502

Total assets	112,789	112,789

Liabilities
Trade and other payables	(70,585)	(70,585)
Interest bearing loans and borrowings	(28,380)	(28,380)
Deferred contingent consideration	(3,352)	(3,352)
Hedging instruments	(4,003)	(4,003)

Total liabilities	(106,320)	(106,320)

Fair value of financial instruments carried at fair value

Financial instruments recognised at fair value are analysed between those based on quoted prices in active markets for identical assets or liabilities (Level 1); those involving inputs other than quoted prices that are observable for the assets or liabilities, either directly or indirectly (Level 2); and those involving inputs for the assets or liabilities that are not based on observable market data (Level 3). The following table sets out the fair value of all financial instruments whose carrying value is at fair value at 30 June 2014:

	Total €’000	Level 1 €’000	Level 2 €’000	Level 3 €’000
Assets measured at fair value
Designated as hedging instruments
Foreign exchange contracts	502	-	502	-

Liabilities at fair value
At fair value through profit or loss
Deferred contingent consideration	(3,352)	-	-	(3,352)

Designated as hedging instruments
Foreign exchange contracts	(4,003)	-	(4,003)	-

All derivatives entered into by the Group are included in Level 2 and consist of foreign currency forward contracts.

Where derivatives are traded either on exchanges or liquid over-the-counter markets, the Group uses the closing prices at the reporting date. Normally, the derivatives entered into by the Group are not traded on active markets. The fair values of these contracts are estimated using a valuation technique that maximises the use of observable market inputs, eg market exchange.

Deferred contingent consideration is included in Level 3. Details of movements in the period are set out below. The contingent element is measured on a series of trading performance targets, and is adjusted by the application of a range of outcomes and associated probabilities.

Additional disclosures for Level 3 fair value measurements

30 June 2014 €’000
Deferred contingent consideration
At 1 January 2014	2,942
Paid	(806)
Revision to previous estimates	1,162
Discounting charge	20
Foreign exchange movements	34

At 30 June 2014	3,352

11.	Combination of Chiquita and Fyffes

As previously announced on 10 March 2014, Chiquita Brands International, Inc. (“Chiquita”) and Fyffes have entered into a definitive agreement under which Chiquita and Fyffes will combine, subject to the terms and conditions of that agreement, in a stock-for-stock transaction that is expected to result in Chiquita shareholders owning approximately 50.7% of ChiquitaFyffes Limited (“ChiquitaFyffes”), and Fyffes shareholders owning approximately 49.3% of ChiquitaFyffes, on a fully diluted basis (“the Combination”). Chiquita and Fyffes plan to complete the Combination before the end of 2014.

Consummation of the Combination is subject to the fulfilment of specified conditions. Those conditions were originally set out in Appendix III to the announcement on 10 March 2014 pursuant to Rule 2.5 of the Irish Takeover Rules (the “Rule 2.5 Announcement”) relating to the proposed Combination. As previously announced on 29 April 2014, the conditions to completion of the Combination that relate to obtaining approval under the EC Merger Regulation have been restated to reflect the mandatory jurisdiction of the European Commission. The substance of those conditions remains otherwise unchanged. The restated conditions were set out in Appendix I of the announcement on 29 April 2014. On 14 August 2014, Chiquita and Fyffes filed a Form CO with the European Commission in connection with its examination of the Combination under the EC Merger Regulation and, as a result, the European Commission’s provisional deadline for its Phase I review of the Combination is 19 September 2014. Regulatory clearances for the Combination have already been obtained in the US and a number of smaller jurisdictions.

The registration statement of ChiquitaFyffes on Form S-4 (the “Form S-4”) in connection with the proposed Combination was declared effective by the US Securities and Exchange Commission (the “SEC”) on 25 July 2014. This Form S-4 includes a proxy statement of Chiquita that also constitutes a prospectus of ChiquitaFyffes and the Irish scheme circular of Fyffes and its accompanying explanatory statement. A copy of the proxy statement, prospectus and scheme circular included in the Form S-4 and related documents has been posted to shareholders of Chiquita and Fyffes ahead of shareholder meetings of both companies scheduled for 17 September 2014.

Fyffes has recognised in its income statement for the six month period ended 30 June 2014, estimated costs of €8.3m incurred up to that date on professional and advisors’ fees and related costs in connection with the proposed combination with Chiquita. Each of the Rule 2.5 Announcement and the Form S-4 sets out a summary of the Expenses Reimbursement Agreement entered into by Chiquita and Fyffes under which the parties have agreed to pay certain costs incurred by the other party in connection with the proposed combination, limited to a maximum of 1% of their respective market capitalisations, in certain circumstances, including a termination of the proposed Combination. The full text of the Expenses Reimbursement Agreement is set forth in Annex C to the Form S-4.

On 11 August 2014, Cutrale Group and Safra Group announced an unsolicited cash offer of US$13 per share to acquire all outstanding stock of Chiquita. On 14 August 2014, Chiquita announced that its Board of Directors unanimously determined that this offer is inadequate and not in the best interests of Chiquita shareholders. The Chiquita Board of Directors also unanimously reaffirmed its recommendation that Chiquita shareholders vote to approve the definitive merger agreement between Chiquita and Fyffes.

Fyffes and Chiquita announced today updated anticipated annualised pre-tax cost synergies for the proposed combination of Fyffes and Chiquita. Fyffes and Chiquita have identified an additional US$20m of synergies for a total of at least US$60m in annualised pre-tax cost synergies by the end of 2016, reflecting additional information which has become available regarding optimisation of sourcing and shipping logistics that was established after the proposed combination was first announced, as well as the output of the information technology integration planning work stream. The US$20m of additional recurring annual synergies is anticipated to be comprised of European and Mediterranean shipping benefits enabled by the broad geographic sourcing diversity of the combined company, as well as information technology efficiencies due to the implementation of cloud computing.

Contacts for Fyffes
Investors	Seamus Keenan Tel: + 353 1 887 2700 Email: skeenan@fyffes.com
Media	Wilson Hartnell PR Brian Bell Tel: +353 1 669 0030 Email: brian.bell@ogilvy.com

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the proposed combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information HAS BEEN FILED AND WILL BE Filed With The SEC

ChiquitaFyffes has filed with the SEC a registration statement on Form S-4 that includes a Proxy Statement that also constitutes a Prospectus of ChiquitaFyffes. The registration statement has been declared effective by the SEC. The Form S-4 also includes the Scheme Circular and Explanatory Statement required to be sent to Fyffes shareholders for the purpose of seeking their approval of the combination. Chiquita and Fyffes have posted to their respective shareholders (and to Fyffes share option holders for information only) the definitive Proxy Statement/ Prospectus/Scheme Circular in connection with the proposed combination described above and related transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS/ SCHEME CIRCULAR (INCLUDING THE SCHEME EXPLANATORY STATEMENT) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CHIQUITA, FYFFES, CHIQUITAFYFFES, THE COMBINATION AND RELATED MATTERS. Investors and security holders can obtain free copies of the definitive Proxy Statement/Prospectus/Scheme Circular (including the Scheme) and other documents filed with the SEC by ChiquitaFyffes, Chiquita and Fyffes through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders can obtain free copies of the definitive Proxy Statement/Prospectus/Scheme Circular (including the Scheme) and other documents filed by Chiquita, Fyffes and ChiquitaFyffes with the SEC by contacting Chiquita Investor Relations at: Chiquita Brands International, Inc., c/o Corporate Secretary, 550 South Caldwell Street, Charlotte, North Carolina 28202 or by calling (980) 636-5000, or by contacting Fyffes Investor Relations at c/o Seamus Keenan, Company Secretary, Fyffes, 29 North Anne Street, Dublin 7, Ireland or by calling + 353 1 887 2700.

Participants In The Solicitation

Chiquita, Fyffes, ChiquitaFyffes and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the combination. Information about the directors and executive officers of Fyffes is set forth in its Annual Report for the year ended December 31, 2013, which was published on April 11, 2014 and is available on the Fyffes website at www.fyffes.com. Information about the directors and executive officers of Chiquita is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on March 4, 2014 and its proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on April 11, 2014. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement/Prospectus/Scheme Circular described above and other relevant materials to be filed with the SEC when they become available.

Safe Harbor Statement

This announcement contains certain “forward-looking statements”. These statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of Chiquita and Fyffes, including: the customary risks experienced by global food companies, such as prices for commodity and other inputs, currency exchange fluctuations, industry and competitive conditions (all of which may be more unpredictable in light of continuing uncertainty in the global economic environment), government regulations, food safety issues and product recalls affecting Chiquita and/or Fyffes or the industry, labor relations, taxes, political instability and terrorism; unusual weather events, conditions or crop risks; continued ability of Chiquita and Fyffes to access the capital and credit markets on commercially reasonable terms and comply with the terms of their debt instruments; access to and cost of financing; and the outcome of pending litigation and governmental investigations involving Chiquita and/or Fyffes, as well as the legal fees and other costs incurred in connection with these items. Readers are cautioned that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Forward-looking statements relating to the combination involving Fyffes and Chiquita include, but are not limited to: statements about the benefits of the combination, including expected synergies and future financial and operating results; Fyffes and Chiquita’s plans, objectives, expectations and intentions; the expected timing of completion of the combination; and other statements relating to the combination that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements.

With respect to the combination, these factors include, but are not limited to: risks and uncertainties relating to the ability to obtain the requisite Fyffes and Chiquita shareholder approvals; the risk that Fyffes or Chiquita may be unable to obtain governmental and regulatory approvals required for the combination, or required governmental and regulatory approvals may delay the combination or result in the imposition of conditions that could reduce the anticipated benefits from the combination or cause the parties to abandon the combination; the risk that a condition to closing of the combination may not be satisfied; the length of time necessary to consummate the combination; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the combination may not be fully realized or may take longer to realize than expected; disruption arising as consequence of the combination making it more difficult to maintain existing relationships or establish new relationships with customers, employees or suppliers; the diversion of management time on transaction-related issues; the ability of the combined company to retain and hire key personnel; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect.

These risks, as well as other risks associated with the combination, are more fully discussed in the Proxy Statement/ Prospectus/Scheme Circular that is included in the Registration Statement on Form S-4 that was filed with the SEC in connection with the combination. Additional risks and uncertainties are identified and discussed in Chiquita’s reports filed with the SEC and available at the SEC’s website at www.sec.gov and in Fyffes reports filed with the Registrar of companies available at Fyffes website at www.fyffes.com. Forward-looking statements included in this document speak only as of the date of this document. Chiquita does not undertake any obligation to update its forward-looking statements to reflect events or circumstances after the date of this document.

No statement in this announcement is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Chiquita, or Fyffes or ChiquitaFyffes, as appropriate. No statement is this announcement constitutes an asset valuation.

Statement Required by the Takeover Rules

The directors of Fyffes accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Fyffes (who have taken all reasonable care to ensure such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Irish Takeover Rules, if any person is, or becomes, “interested” (directly or indirectly) in 1% or more of any class of “relevant securities” of Fyffes or Chiquita, all “dealings” in any “relevant securities” of Fyffes or Chiquita (including by means of an option in respect of, or a derivative referenced to, any such “relevant securities”) must be publicly disclosed by not later than 3:30 p.m. (Irish time) on the “business day” following the date of the relevant transaction. This requirement will continue until the date on which the Scheme becomes effective or on which the “offer period” otherwise ends. If two or more persons co-operate on the basis of any agreement either express or tacit, either oral or written, to acquire an “interest” in “relevant securities” of Fyffes or Chiquita, they will be deemed to be a single person for the purpose of Rule 8.3 of the Irish Takeover Rules. Under the provisions of Rule 8.1 of the Irish Takeover Rules, all “dealings” in “relevant securities” of Fyffes by Chiquita or “relevant securities” of Chiquita by Fyffes, or by any person “acting in concert” with either of them must also be disclosed by no later than 12 noon (Irish time) on the “business day” following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose “relevant securities” “dealings” should be disclosed can be found on the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie. “Interests in securities” arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an “interest” by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities. Terms in quotation marks are defined in the Irish Takeover Rules, which can be found on the Irish Takeover Panel’s website.

If you are in any doubt as to whether or not you are required to disclose a “dealing” under Rule 8, please consult the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie or contact the Irish Takeover Panel on telephone number +353 1 678 9020; fax number +353 1 678 9289.

General

The release, publication or distribution of this announcement in or into certain jurisdictions may restricted by the laws of those jurisdictions. Accordingly, copies of this announcement and all other documents relating to the combination are not being, and must not be, released, published, mailed or otherwise forwarded, distributed or sent in, into or from any Restricted Jurisdiction. Persons receiving such documents (including, without limitation, nominees, trustees and custodians) should observe these restrictions. Failure to do so may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, the companies involved in the combination disclaim any responsibility or liability for the violations of any such restrictions by any person.

Any response in relation to the combination should be made only on the basis of the information contained in the Proxy Statement/Prospectus/Scheme Circular or any document by which the combination, including the Scheme, are made. Chiquita shareholders and Fyffes shareholders are advised to read carefully the formal documentation which has been posted to them in relation to the combination.

Lazard & Co., Limited (“Lazard”), which is authorised and regulated in the United Kingdom by the Financial Conduct Authority, is acting exclusively as financial adviser to Fyffes and no one else in connection with the Combination, and will not be responsible for anyone other than Fyffes for providing the protections afforded to clients of Lazard nor for providing advice in relation to the Combination, the contents of this announcement or any transaction or arrangement referred to therein. Neither Lazard nor any of its affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Lazard in connection with this announcement, any statement contained herein or otherwise.

Davy and Davy Corporate Finance each of which is regulated in Ireland by the Central Bank of Ireland, are acting for Fyffes and no one else in relation to the matters referred to herein. In connection with such matters, Davy and Davy Corporate Finance, their affiliates and their respective directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to anyone other than Fyffes for providing the protections afforded to their clients or for providing advice in connection with the matters described in this Document or any matter referred to herein.